SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 4)*
______________________________

CBRE Realty Finance, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12498B307
(CUSIP Number)

Walter Horn
General Counsel
Arbor Realty Trust, Inc.
333 Earle Ovington Blvd., Suite 900
Uniondale, New York 11553
(516) 832-8002

(Name, address and telephone number of person authorized
to receive notices and communications)

March 6, 2008

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.  (However, see the Notes.)

(CONTINUED ON FOLLOWING PAGES)

(PAGE 1 of 5)

CUSIP No. 12498B307	(PAGE 2 OF 5)

1		NAME OF REPORTING PERSON	Arbor Realty Trust, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) (b)	☒ ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS:	WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Maryland
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	2,939,465
8		SHARED VOTING POWER:	0
9		SOLE DISPOSITIVE POWER:	2,939,465
10		SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	2,939,465
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	9.5%
14		TYPE OF REPORTING PERSON:	CO

CUSIP No. 12498B307	(PAGE 3 OF 5)

1		NAME OF REPORTING PERSON	Ivan Kaufman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) (b)	☒ ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS:	AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	United States of America
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	0
8		SHARED VOTING POWER:	2,939,465
9		SOLE DISPOSITIVE POWER:	0
10		SHARED DISPOSITIVE POWER:	2,939,465
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	2,939,465
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	9.5%
14		TYPE OF REPORTING PERSON:	IN

CUSIP No. 12498B307	(PAGE 4 OF 5)

EXPLANATORY NOTE

This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") amends and supplements the Schedule 13D filed by Arbor Realty Trust, Inc., a Maryland corporation ("Arbor Realty"), on November 23, 2007, as amended by Amendment No. 1 thereto, filed on November 27, 2007, as further amended by Amendment No. 2 thereto, filed on November 29, 2007 and as further amended by Amendment No. 3 thereto, filed on January 28, 2008 (as so amended, the "Schedule 13D") relating to its beneficial ownership of the common stock, par value $0.01 per share, of CBRE Realty Finance, Inc., a Maryland corporation (the "Issuer").  This Amendment No. 4 amends Item 4 and Item 7 of the Schedule 13D.  Unless amended or supplemented by this Amendment No. 4, all information previously reported on the Schedule 13D remains in effect.

ITEM 1	Security and Issuer

There is no change to Item 1 of the Schedule 13D.

ITEM 2	Identity and Background

There is no change to Item 2 of the Schedule 13D.

ITEM 3	Source and Amount of Funds or Other Consideration

There is no change to Item 3 of the Schedule 13D.

ITEM 4	Purpose of Transaction

The following paragraph is hereby added to Item 4 of the Schedule 13D:

On March 6, 2008, Ivan Kaufman, the Chief Executive Officer of Arbor Realty sent Kenneth Witkin, the Chief Executive Officer of the Issuer ("Mr. Witkin"), a letter (the "March 6 Letter") requesting, among other things, (i) the details regarding the engagement of CBRE CB Richard Ellis, an affiliate of the Issuer's manager, to sell certain assets of the Issuer, (ii) information regarding such assets being put up for sale and (iii) an update on the Issuer's Macklowe Equity Office and Drake Hotel assets.  The foregoing summary is qualified in all respects by reference to the text of the March 6 Letter, a copy of which is attached as Exhibit 9 hereto and is incorporated by reference.

ITEM 5	Interest in Securities of the Issuer

There is no change to Item 5 of the Schedule 13D.

ITEM 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

There is no change to Item 6 of the Schedule 13D.

ITEM 7	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

Exhibit 9:	Letter, dated March 6, 2008, from Arbor Realty to the Issuer.

CUSIP No. 12498B307	(PAGE 5 OF 5)

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  March 6, 2008

IVAN KAUFMAN

By:	/s/ Ivan Kaufman
Name: Ivan Kaufman

ARBOR REALTY TRUST, INC.

By:	/s/ Ivan Kaufman
Name: Ivan Kaufman
Title: Chief Executive Officer